ADVANCED CELLULAR
Suite 17 - 5348 Vegas Dr. Las Vegas NV 89108 Phone number: 866-824-2112

November 30, 2010

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Ryan Houseal Staff Attorney

Dear Sirs:

Re:	Advanced Cellular, Inc. ("the Company")
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-169085
Filed August 27, 2010

Following our phone conversation, we have done the following:

1.	Updated the financial statements to September 30, 2010.

2.	Revised the market data throughout the document.

3.	Revised the signature page.

Yours truly,
Advanced Cellular, Inc.

Per:  /s/ Nir Eliyahu